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                                                                   EXHIBIT 99.2




                          MAGNUM HUNTER RESOURCES, INC.
                   600 EAST LAS COLINAS BOULEVARD, SUITE 1100
                               IRVING, TEXAS 75039


                           ________________ ___, 2002


TO:   Securities Dealers, Commercial Banks, Trust Companies and Other Nominees

         This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the distribution by Magnum Hunter Resources, Inc. (the "Company") of warrants to purchase an aggregate of 7,228,457 shares of Common Stock, par value $.002 per share ("Common Stock") of the Company, at an exercise price of $15.00 per share of Common Stock ("Exercise Price"). The warrants are initially being distributed to all holders of record of shares of the Company's Common Stock as of the close of business on January 10, 2002 (the "Record Date"). However, the Common Stock did not trade ex-rights until February __, 2002, the date the registration statement, of which the enclosed prospectus forms a part, became effective. Accordingly, any sales of Common Stock by our stockholders between the January 10, 2002 record date and _______, 2002 were subject to "due bills" by which the selling stockholders were obligated to deliver, upon receipt, the applicable warrants to the purchasers of the Common Stock who at the time of the transaction paid a "rights on" price. The warrants are described further in the enclosed prospectus and evidenced by a warrant certificate registered in your name or in the name of your nominee.

         Each beneficial owner of shares of Common Stock registered in your name or in the name of your nominee is entitled to one warrant for every five shares of Common Stock owned by such beneficial owner. Holders of record will not receive fractional rights, but instead rights will be rounded down to the nearest full warrant.

         We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions as to whether you should hold, sell, transfer or exercise the warrants.

         Enclosed are copies of the following documents:

         1.       prospectus; and

         2. a letter from Magnum Hunter to record and beneficial stockholders.

         Your prompt action is requested. The warrants will expire at 5:00 p.m., New York City time, on _____________ ___, 2005, unless extended by the Company (as such date may be extended, the "Expiration Date").

         To exercise warrants, properly completed and executed warrant certificates and payment in full of the Exercise Price for all warrants exercised must be delivered to the warrants agent as indicated in the prospectus prior to the Expiration Date.



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                                                                  EXHIBIT 99.2


         Additional copies of the enclosed materials may be obtained by contacting Morgan F. Johnston, Vice President, General Counsel and Secretary of the Company, at (972) 401-0752.


                                          Sincerely,


                                          MAGNUM HUNTER RESOURCES, INC.


NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF MAGNUM HUNTER RESOURCES, INC., THE WARRANTS AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE WARRANTS OR THE COMMON STOCK ISSUABLE UPON VALID EXERCISE OF THE WARRANTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.